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SUPPL

Letter to Shareholders 02

World Leader in
Cellulose Fiber Technology

dlw 9/12

LENZING

www.lenzing.com

Letter to Shareholders 02

The Lenzing Group again succeeded in obtaining a satisfactory result for the first half of 2005, despite significantly declined general conditions. Whereas the first quarter of 2005 still benefited from the strong fiber demand at the end of 2004, the expected weakening became manifest in the second quarter. This trend will continue and become more pronounced in the further course of 2005. However, Lenzing managed to counter the expected downturn of global fiber business in the first half of 2005 by adjusting its product mix to the modified market demands, resulting in fiber production at continued full capacity. With EUR 38.4 mill. (after EUR 33.5 mill.) the Group improved its net income by 14.5% as compared to the first half of 2004.

Increased sales due to Tencel

Consolidated sales of the Lenzing Group according to IFRS*) for the first quarter of 2005 increased by 14.0% to EUR 464.4 mill. (after EUR 407.3 mill.) as compared to the reference period of 2004. The main factors contributing to this were the full consolidation of the Tencel group for the whole reporting period and increased production at all sites.

The increase in prices for raw materials, in particular for caustic soda and pulp, caused materials costs to increase above average. This was only partially compensated by savings of other operating expenses. Higher depreciation due to increased investment was a further aggravating factor. EBITDA (Income from operations before depreciation) increased by 10.6% to EUR 81.3 mill. Due to higher depreciation, EBIT (Income from operations) improved by only 4.4% to EUR 50.2 mill. after EUR 48.0 mill. for the first half of 2004. An improved financial result allowed the increase of income before taxes by 11.7% to EUR 51.3 mill. (after EUR 45.9 mill.). The tax rate cut to 25% as of 1 January 2005 had a positive impact on the tax ratio. The semi-annual earnings per share was at EUR 9.68 (after EUR 8.05).

The EBIT margin came to 10.8% for the first half of 2005 (after 11.8% for the first half of 2004) and the EBITDA margin to 17.5% (after 18.0%).

Gross cash flow for the first half of 2005 improved from EUR 60.3 mill. to EUR 70.2 mill. Apart from the improved result, tax effects and higher depreciation were responsible for this. Investment in intangible assets and property, plant and equipment for the first half of 2005 was at EUR 23.4 mill. and essentially concerned investment for replacement and preservation.

*) This interim financial statement was prepared according to IFRS (International Financial Reporting Standards), using the same accounting policies and methods of computation as for the financial statements 2004 of the Lenzing Group.







The mid-year balance sheet shows an equity ratio*) of 47.6% (after 48.5% on 31 December 2004).

The Lenzing Group had a staff of 4,846 on 30 June 2005 (after 4,845 on 31 December 2004).

Cotton prices fell sharply as compared to the previous year and new production capacities went operational in China, causing a decline in prices and demand for viscose fibers in Asia, the world's most important textile fiber market. Some non-Chinese Asian competitors were forced to cut back production in the first half of 2005 as a result. Textile industry demand for cellulose fibers was continuously weak in Europe as well, although the currency appreciation of the dollar and trade legislation against the dramatic flood of Chinese imports brought temporary relief to the European textile industry.

In contrast, the US market for nonwoven fibers developed very well. In Europe, too, quantitative demand for nonwovens was noted to be good.

The Lenzing Group reacted flexibly to the changed market conditions. Thanks to the high flexibility of the Lenzing Group, production capacity was diverted from Business Unit Textile Fibers to Business Unit Nonwoven Fibers. Simultaneously, the product mix of Textile Fibers was enhanced further in favor of high-end products. This enabled Lenzing to oppose the market trend and to operate all its fiber production units at full capacity and to maintain its cost advantage. Fiber production as compared to previous year's reference period was significantly increased due to the second production line at the Heiligenkreuz site being fully operational.

The Indonesian subsidiary South Pacific Viscose (SPV) again achieved a good result, even if margins did not reach last year's levels, due to increased prices for raw materials and falling viscose prices.

All Tencel companies were busy due to good demand from Business Unit Nonwoven Fibers.

The Austrian Cartel Court imposed an unexpected and exceptionally high fine of EUR 1.5 mill. on Lenzing AG in the second quarter of 2005. The court held the opinion that Lenzing

*) including investment grants less deferred taxes

Letter to Shareholders 02

had prematurely integrated the Tencel company group into the Lenzing company group in 2004, without the previous approval of the Austrian cartel offices. The substantiated legal conception of Lenzing AG is decidedly different. Other international antitrust authorities, moreover, had approved the takeover without any reserve to its execution. The Lenzing AG Management Board views the substance of the verdict and the amount of the fine as not comprehensible. Based on the results of an in-depth risk analysis it was, however, decided not to take legal action.

Continued weak market unsatisfactory [illegible]

The European paper market remained weak. Pricing pressure is enormous and is further increased by rising costs for raw materials. The paper division of Lenzing AG must face losses for the first half of 2005, despite implemented costs saving measures. Further massive cost saving measures will be inevitable, as a recovery of the market is not to be expected.

Continued excellent development

Lenzing Plastics was able to increase sales and to again raise the semi-annual result for 2005 slightly. The development of sector Fabrics and Laminates was as positive as that of the PTFE (polytetrafluoroethylene) business as a whole. New products were successfully introduced to the market, with good contributions to the overall result.

Gratifying booking of orders

Excellent development of order bookings, from within the Lenzing Group as well as from external constituents, was the reason for the stable development of earnings at a high level at Lenzing Technik. Especially the development of business division Mechatronics has recently been very gratifying.







The regular shareholders' meeting held at Lenzing on 3 June decided to follow the proposal of the Management Board to pay a dividend of EUR 8.0 per share (after EUR 6.0 per share) for the business year 2004. All proposals made to the shareholders' meeting were passed unanimously.

The generally difficult world market situation for viscose fibers will continue in the second half of 2005, as Chinese demand will continue its decline. Specialty fibers, additionally, will have to face a weak market in Japan and South America. This situation will be significantly accentuated by rising costs for raw materials in Europe and Asia. Thus, the European price for caustic soda doubled in the last 12 months and pulp prices increased by 20% within a year. Hopes for market stabilization rest on a recently detectable bottom formation for cotton prices and slightly increasing prices for polyester fibers due to massive crude oil price increases.

Lenzing will counter this trend in the fiber sector by continued enhancement of its Textile Fiber product mix with an increasing focus on specialties and by continuing the high production of Nonwovens.

The business sectors Engineering and Plastics will continue to enjoy their gratifying development in the second half of 2005. The earnings situation of Business Unit Paper is expected to be unsatisfactory. Further cost saving measures are planned.

For the Lenzing Group as a whole, the market situation is expected to become more difficult in the second half of 2005, resulting in weaker earnings. The year 2005 as a whole will therefore not be able to match the previous record years.

We will inform you of the future development of our company group in our next Letter to Shareholders, to be published 24 November 2005.

The Management Board Lenzing, August 2005

	4-6/2005	4-6/2004	1-6/2005	1-6/2004
	EUR mill.	EUR mill.	EUR mill.	EUR mill.
Sales	230.6	217.0	464.4	407.3
Changes in inventories and capitalized cost of self-constructed assets	18.1	12.1	22.1	16.2
Other operating income	5.2	3.0	8.6	6.1
Cost of materials and purchased services	-135.4	-109.2	-255.8	-198.8
Personnel expenses	-52.7	-50.7	-104.0	-97.0
Amortization of intangible assets and depreciation of property, plant and equipment	-16.6	-14.5	-33.1	-27.4
Other operating expenses	-26.4	-33.8	-52.0	-58.4
Income from operations (EBIT)	**22.8**	**23.9**	**50.2**	**48.0**
Financial income and expenses	1.2	-1.3	1.1	-2.1
Income before taxes (EBT)	**24.0**	**22.6**	**51.3**	**45.9**
Taxes on income	-6.1	-5.7	-12.9	-12.4
Net income	**17.9**	**16.9**	**38.4**	**33.5**
Share of net income of shareholders of Lenzing AG	16.8	14.3	35.6	29.5
Share of net income of other shareholders of subsidiaries of Lenzing AG	1.1	2.6	2.8	4.0
	EUR	EUR	EUR	EUR
Earnings per share	4.58	3.90	9.68	8.05

Balance Sheet

Assets	30/06/2005		31/12/2004	
	EUR mill.	in %	EUR mill.	in %
Intangible assets and property, plant and equipment	586.1	58.8	583.1	61.6
Financial assets	29.7	3.0	29.2	3.1
Other non-current assets	1.5	0.1	2.0	0.2
Non-current assets	**617.3**	**61.9**	**614.3**	**64.9**
Inventories	143.0	14.4	116.9	12.4
Receivables	165.7	16.6	155.1	16.4
Investments and cash and cash equivalents	70.7	7.1	59.6	6.3
Current assets	**379.4**	**38.1**	**331.6**	**35.1**
Total assets	**996.7**	**100.0**	**945.9**	**100.0**

Equity and liabilities				
Equity	**442.2**	**44.4**	**427.4**	**45.2**
Public-sector investment grants	**39.8**	**4.0**	**39.7**	**4.2**
Bank and other loans	211.2	21.2	197.0	20.8
Provisions	106.6	10.7	104.1	11.0
Liabilities	1.0	0.1	0.9	0.1
Non-current liabilities	**318.8**	**32.0**	**302.0**	**31.9**
Bank and other loans and overdrafts	47.6	4.8	42.3	4.5
Provisions	64.7	6.5	54.5	5.7
Liabilities	83.6	8.3	80.0	8.5
Current liabilities	**195.9**	**19.6**	**176.8**	**18.7**
Total equity and liabilities	**996.7**	**100.0**	**945.9**	**100.0**

	1-6/2005 EUR mill.	1-6/2004 EUR mill.
Gross cash flow	70.2	60.3
Change in working capital	-20.1	-20.9
Net cash from operating activities	**50.1**	**39.4**
- Acquisitions of non-current assets	-23.6	-104.9
+ Proceeds from the disposal/redemption of non-current assets	0.2	3.6
Net cash used in investing activities	**-23.4**	**-101.3**
+ Paid in by other shareholders	1.5	0.0
- Dividends paid to shareholders	-31.8	-22.1
+/- Inflows and redemption of loans and overdrafts	12.8	24.8
Net cash used in (-) provided by (+) financing activities	**-17.5**	**2.7**
Net cash flow	**9.2**	**-59.2**
Cash and cash equivalents at the beginning of the year	59.6	119.5
Currency difference relating to cash and cash equivalents	1.9	0.1
Cash and cash equivalents at the end of the period	***70.7***	***60.4***

EBIT in EUR mill.


500
400
300
200
100
0
70
60
50
40
30
20
10
0
407.3
464.4
1-6/2004
1-6/2005
Sales
EBIT

Net income in EUR mill.


500
400
300
200
100
0
50
40
30
20
10
0
407.3
464.4
1-6/2004
1-6/2005
Sales
Net income